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RECEIVED
2006 MAR 21 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco wins large order from major Brazilian mining company

Stockholm, Sweden, March 16, 2006: Companhia Vale do Rio Doce (CVRD), a large diversified mining company based in Rio de Janeiro , Brazil, has recently ordered eleven blasthole drill rigs from Atlas Copco Drilling Solutions. The order is worth approximately MSEK 70.

The eleven new blasthole drill rigs are a supplement to CVRD's existing fleet of over 20 Atlas Copco drill rigs currently at work in three of its iron mines in Brazil. According to CVRD, this order represents a major investment and will help to boost production of iron ore necessary to meet the global market demand for this product in the coming years.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique, says, *"CVRD has been an important customer for Atlas Copco Drilling Solutions for quite some time, and this large order consolidates our strong position in the mining industry in Brazil. We will continue to build on our long-term relationship by providing the most complete line of drilling equipment with the highest level of aftersales service through our local distributor and our local customer center."*

The largest global producer of iron ore and pellets, CVRD sells its products to steel industries all over the world. It is also the second largest global producer of manganese and iron alloys, as well as being the largest provider of logistics services in Brazil.

The drill rigs were sold to CVRD by Lequip Importação e Exportação de Maquinas e Equipamentos Ltda, the distributor for Atlas Copco Drilling Solutions in Brazil.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53. Learn more on www.atlascopco.com.

Atlas Copco Drilling Solutions is a division within the Construction and Mining Technique business area of the Atlas Copco Group. The division designs, manufactures, and markets a wide range of rotary drilling equipment to be used in surface mining, exploration, construction, water well, aggregate, and shallow oil and gas applications worldwide. The divisional headquarters and main production plant is located in Garland, Texas, USA, with additional plants in India. More information is available at www.atlascopco.com/drillingsolutions.

SUPPL

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka